Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated August 14, 2013

Registration No. 333-190543

August 15, 2013

MPT Operating Partnership, L.P.

MPT Finance Corporation

6.375% Senior Notes due 2022

This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying Prospectus (as supplemented through and including the date hereof, the “Preliminary Prospectus Supplement”). The information in this Supplement supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Other information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Issuers:	MPT Operating Partnership, L.P. and MPT Finance Corporation

Guarantees:	Guaranteed by the Issuers’ parent company, Medical Properties Trust, Inc., and by each of the Issuers’ Restricted Subsidiaries that guarantees borrowings or borrows under the Issuers’ Credit Agreement until certain conditions are met as described in the Preliminary Prospectus Supplement.

Aggregate Principal Amount:	$150,000,000

Title of Securities:	6.375% Senior Notes due 2022, which will be part of the same series of notes as the Issuers’ 6.375% Senior Notes due 2022 issued on February 17, 2012. There are currently $200 million of existing notes outstanding.

Final Maturity Date:	February 15, 2022

Public Offering Price:	102.000% (plus accrued interest from and including August 15, 2013)

Coupon:	6.375%

Yield to Worst:	5.998%

Yield to Maturity:	6.070%

Spread to Benchmark Treasury:	+346 bps

Benchmark Treasury:	UST 2.0% due February 15, 2022

Gross Proceeds to Issuers:	$153,000,000 (plus accrued interest of $133,500)

Net Proceeds to Issuers before Expenses:	$150,375,000 (plus accrued interest of $133,500)

Interest Payment Dates:	February 15 and August 15

Record Dates:	February 1 and August 1

First Interest Payment Date:	February 15, 2014

Optional Redemption:	Make-whole call at T+50 until February 15, 2017.

From and after February 15, 2017, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest to, but not including, the redemption date, if redeemed during the 12-month period beginning on February 15 of each of the years indicated below:

Year	Price
2017	103.188%
2018	102.125%
2019	101.063%
2020 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	Prior to February 15, 2015, up to 35% of the notes at a redemption price equal to 106.375% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon.

Change of Control:	Putable at 101% of principal, plus accrued and unpaid interest.

CUSIP/ISIN Numbers:	CUSIP: 55342U AD6

ISIN: US55342UAD63

Distribution:	SEC Registered (Registration No. 333-190543)

Listing:	None

Trade Date:	August 15, 2013

Settlement:	T+3 on August 20, 2013

Use of Proceeds:	As set forth in the Preliminary Prospectus Supplement

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                   Incorporated

Deutsche Bank Securities Inc.

RBC Capital Markets, LLC

Lead Manager:	KeyBanc Capital Markets Inc.

Denominations/Multiple:	2,000 × 1,000

Sources and Uses of Funds

(updates table following the third paragraph under “Use of proceeds” in the Preliminary

Prospectus Supplement)

Sources		Uses
(in millions)
Gross proceeds from notes offering	$153.1	Financing purchase price of IASIS Acquisition Transactions	$283.3
Gross proceeds from offering of common stock by Medical Properties(1)	127.5	Fees and expenses relating to the IASIS Acquisition Transactions and the notes and common stock offerings(3)	8.8
Borrowings under revolving credit facility(2)	11.5
Total sources	$292.1	Total uses	$292.1

(1)	If the offering of Medical Properties Trust, Inc.’s common stock does not close or does not close for the amount anticipated, we expect that the remainder of the financing for the IASIS Acquisition Transactions, including the related costs and expenses, will be funded through additional financing arrangements, which may include borrowings under our revolving credit facility, borrowings or net proceeds from other senior debt facilities, issuances of equity securities or a combination thereof. Gross proceeds amount assumes no purchase of the 1,500,000 additional shares of Medical Properties Trust, Inc.’s common stock pursuant to the option to purchase additional shares Medical Properties granted the underwriters of such offering.

(2)	We intend to borrow under our revolving credit facility to finance the IASIS Acquisition Transactions only to the extent the net proceeds from this offering and Medical Properties Trust, Inc.’s offering of common stock do not provide sufficient funds to do so.

(3)	Amount reflects the estimate of underwriting discounts and commissions for this offering and the offering of Medical Properties Trust, Inc.’s common stock, as well as legal, accounting and other professional fees related thereto and related to the IASIS Acquisition Transactions.

The Issuers have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, 383 Madison Avenue, 3rd Floor, New York, NY 10179 Attn: High Yield Syndicate, or from Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038, Attn: Prospectus Department.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM

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